Exhibit 100.0

NICE Actimize Fraud Solutions Support Recent OCC Guidelines
With Updated Risk Management Capabilities

NICE Actimize’s integrated fraud and AML platform enables FSOs of all sizes and types to address key elements of recent Bulletin guidance

HOBOKEN, NJ, February 27, 2020 - NICE Actimize, a NICE (Nasdaq: NICE) business and the leader in Autonomous Financial Crime Management, has updated its fraud solutions portfolio including its Fraud Essentials, a cloud-based fraud solution, to align with the fraud risk management best practices recommended by recent guidelines issued by the Office of the Comptroller of Currency (OCC). These guidelines propose requirements consistent with the risk assessment and risk profile of financial institutions and are designed to set an overarching framework for fraud management.

The OCC guidance (OCC Bulletin 2019-37) prescribes a framework strongly aligned with existing AML/BSA compliance and risk management frameworks. The NICE Actimize Fraud Essentials solution, based on an integrated Fraud and AML platform, enables all sizes and types of FSOs to address each of the key requirements recommended in the Bulletin through a single source, integrated solution that may be integrated and launched rapidly through its cloud-based deployment capability.

“While many large financial institutions currently have much of the recommended OCC framework in place today, there are still many mid-sized financial institutions that do not have all the pieces prescribed in the Bulletin as part of their fraud program,” said Craig Costigan, CEO, NICE Actimize. “As a comprehensive integrated, turnkey solution, our offerings bolster fraud management programs for FI’s of all sizes, preparing them to address the OCC guidance.”

NICE Actimize Fraud Essentials leverages NICE Actimize's market-leading payments fraud prevention, digital banking protection, and case management capabilities to help firms address monitoring, detection, reporting and governance requirements stated in the OCC bulletin. Some of the key features of NICE Actimize’s Fraud Essentials solution providing support to the OCC guidelines include:
•An integrated platform that supports anti-money laundering operations as well as fraud detection and prevention controls.
•Fraud risk management preventative controls like real-time transaction analysis and behavioral analytics.
•Fraud risk management detection controls such as cross channel, line of business and payment type fraud detection models.
•Fraud risk management measuring and reporting capabilities, including out-of-the-box reports as suggested in the bulletin.
•Model Governance and auditing applications that fit the size, complexity, organizational structure and risk profile of the organization.

To learn more about the OCC Fraud Risk Management Guidelines, please read our blog post, “The OCC and Fraud Risk: Leveraging AML Frameworks to Manage Fraud.” To review the OCC Bulletin 2019-37 addressing its Fraud Risk Management Guidelines, please click here.

To learn more about NICE Actimize’s AML and Fraud Essentials solutions, please click here.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers' and investors' assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
NICE (Nasdaq: NICE) is the world's leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. https://www.nice.com.

Corporate Media Contact
Cindy Morgan-Olson, +1-551-256-5202, cindy.morgan-olson@niceactimize.com
Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Costigan, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.